EXHIBIT 12.5

Balance Sheet of the Paramount Resources Ltd. Northeast Alberta Properties as at December 31, 2002 and 2001 and Statements of Earnings and Changes in Investment by Paramount Resources Ltd. and Cash Flows for each of the years in the three year period ending December 31, 2002, together with Auditors’ report thereon.

AUDITORS’ REPORT

To the Trustee of Paramount Energy Trust

At the request of the Trustee of Paramount Energy Trust, we have audited the balance sheet of the Paramount Resources Ltd. Northeast Alberta Properties (see note 1 to the financial statements) as at December 31, 2002 and 2001 and the statements of earnings and changes in investment by Paramount Resources Ltd. and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Administrator of Paramount Energy Trust. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Paramount Resources Ltd. Northeast Alberta Properties as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Generally accepted Canadian accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the financial statements for each of the years in the three-year period ended December 31, 2002 to the extent summarized in the notes to the financial statements.

/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
May 5, 2003 except as to note
6 which is as of June 27, 2003

PARAMOUNT RESOURCES LTD. - Northeast Alberta Properties
Balance Sheet
(Cdn$000)
(See note 1: Basis of Presentation)

	December 31	December 31
	2002	2001

ASSETS
Current Assets
Accounts receivable	$16,444	$15,500
Deferred hedging loss (note 5)	—	8,003

	16,444	23,503

Property, plant and equipment
Petroleum and natural gas properties, at cost	523,119	518,436
Accumulated depletion and depreciation	(260,488)	(213,217)

	262,631	305,219

	$279,075	$328,722

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$22,094	$12,054

	22,094	12,054

Future site restoration and abandonment costs	7,130	5,289
Deferred revenue (note 5)	2,283	612
Future income taxes	133,616	109,785

	143,029	115,686

Equity
Investment by Paramount Resources Ltd	113,952	200,982

	113,952	200,982

	$279,075	$328,722

Subsequent Event: Note 7

/s/ Susan L. Riddell Rose	/s/ Clayton H. Riddell
Director - Paramount Resources Ltd.	Director - Paramount Resources Ltd.

See accompanying notes to financial statements

PARAMOUNT RESOURCES LTD. - Northeast Alberta Properties
Statements of Earnings and Changes in Investment by Paramount Resources Ltd.
(Cdn$000)
(See note 1: Basis of Presentation)

	Year Ended December 31

	2002	2001	2000

Revenue
Petroleum and natural gas sales	$126,095	$235,641	$195,927
Hedging (note 5)	13,692	9,123	(449)
Royalties (net of Alberta Royalty Tax Credit)	(22,488)	(47,319)	(38,793)

	117,299	197,445	156,685

Expenses
Operating	30,687	33,955	25,341
Surmont compensation – net (note 4)	(37,291)	—	—
General and administrative	4,067	5,529	4,877
Dry holes	246	507	—
Lease rentals	1,914	2,175	1,736
Geological and geophysical	367	848	—
(Gain) Loss on sale of property and equipment	134	134	—
Provision for future site restoration and abandonment costs	1,841	1,057	741
Depletion and depreciation	49,065	37,459	25,123

	51,030	81,664	57,818

Earnings before income taxes	66,269	115,781	98,867
Income and other taxes
Current taxes	2,677	15,838	1,421
Future income taxes	23,831	32,029	45,621

	26,508	47,867	47,042

Net earnings	$39,761	$67,914	$51,825

Investment by Paramount Resources Ltd., beginning of period	200,982	223,954	243,336
Net earnings	39,761	67,914	51,825
Distributions to Paramount Resources Ltd.	(126,791)	(90,886)	(71,237)

Investment by Paramount Resources Ltd., end of period	$113,952	$200,982	$223,924

See accompanying notes to financial statements

PARAMOUNT RESOURCES LTD. - Northeast Alberta Properties
Statements of Cash Flows
(Cdn$000)
(See note 1: Basis of Presentation)

	Year Ended December 31

	2002	2001	2000

Operating Activities
Net earnings	$39,761	$67,914	$51,825
Add (deduct) non-cash items	9,136	—	—
Writedown of Surmont assets
Depletion and depreciation	49,065	37,459	25,123
(Gain) Loss on sale of property and equipment	134	134	—
Provision for future site restoration and abandonment costs	1,841	1,057	741
Future income taxes	23,831	32,029	45,621
Add items not relating to operating activities
Dry hole costs	246	507	—
Surmont compensation	(46,427)	—	—

	77,587	139,100	123,310
Add (deduct) non-cash items
Change in accounts receivable	(944)	17,415	(20,021)
Change in deferred hedging loss	8,003	(8,003)	—
Change in accounts payable	9,160	(8,504)	11,746
Change in deferred revenue	1,671	(704)	(938)

	95,477	139,304	114,097

Financing Activities
Distributions to Paramount Resources Ltd	(126,791)	(90,886)	(71,237)

	(126,791)	(90,886)	(71,237)

Investing Activities
Petroleum and natural gas property expenditures	(15,747)	(45,225)	(45,642)
Dry hole costs	(246)	(507)	—
Surmont compensation	46,427	—	—
Change in non-cash working capital	880	(2,686)	2,782

	31,314	(48,418)	(42,860)

Change in cash	—	—	—
Cash at beginning of period	—	—	—

Cash at end of period	$—	$—	$—

See accompanying notes to financial statements

Paramount Resources Ltd. – Northeast Alberta Properties
Notes to Financial Statements
(Cdn$000 except as noted)

1.	Basis of Presentation

     Paramount Resources Ltd. (“PRL”) is a Canadian energy company. PRL explores for, develops, processes, transports and markets petroleum and natural gas. From its inception in 1978 until 1993, PRL concentrated on the exploration and development of shallow gas in northeastern Alberta. Commencing in 1993, PRL diversified from its traditional area of focus and added new core areas in central Alberta, northwest Alberta and the Liard Basin in northeast British Columbia and the southern Northwest Territories. On May 12, 2002 PRL announced that it would create a new energy trust (“Paramount Energy Trust” or “PET”) that would hold substantially all of PRL’s northeast Alberta natural gas properties. These transactions were consummated in February and March of 2003.

     These financial statements have been prepared to present the financial position, results of operations and cash flows for PRL’s activities in northeastern Alberta. While certain of PRL’s properties in northeastern Alberta are not among the properties that have been acquired by PET, these financial statements have been prepared to include all of the properties in this core area (the “Northeast Alberta Properties”).

     Subsequent to the acquisition of the properties by PET, the management of PET will determine all operating, investing and financing activities applicable to these properties. Accordingly the amounts recorded in these financial statements may not be indicative of the amounts that will result in future periods.

     Each of PRL’s core areas, including the Northeast Alberta Properties, has distinct operating staff, capital budgets and targets. PRL also has shared services such as drilling, facilities, and construction, accounting, land administration and corporate compliance. Historically, PRL has maintained accounting records necessary to support its consolidated financial statements and for other internal or tax reporting purposes. PRL has not previously prepared separate complete financial statements for the Northeast Alberta Properties or for any of its other core areas. While the amounts applicable to the Northeast Alberta Properties for certain revenues, expenses, assets and liabilities can be derived directly from the accounting records of PRL, it has been necessary to allocate certain items in the manner described below.

     These financial statements of the Northeast Alberta Properties have been prepared in accordance Canadian generally accepted accounting policies as applied by PRL, which in the case of these financial statements, differ in certain respects from those in the United States. These differences are described in note 6. These policies include, among other things, the application of the successful efforts method of accounting.

Presentation of the Statement of Earnings

     The amounts for natural gas sales, royalties, operating costs, geological and geophysical costs, dry hole costs and lease rentals have been recorded in the accounting records of PRL on a property by property basis, and the amounts included in these financial statements have been derived directly from the accounting records of PRL. The amounts for depletion and depreciation and the provision for future site restoration and abandonment costs were determined by PRL on the basis of production volumes, estimates of reserves and cumulative costs applicable to each area. The amounts applicable to the Northeast Alberta Properties have been included in these financial statements.

     General and administrative costs incurred by PRL are considered a corporate cost. For purposes of these financial statements, the amounts recorded for general and administrative costs have been allocated for each period on a pro rata basis using production volumes of the Northeast Alberta Properties as a proportion of the aggregate production volumes of PRL.

Paramount Resources Ltd. – Northeast Alberta Properties
Notes to Financial Statements
(Cdn$000 except as noted)

     Due to the maturity of the properties and the declining level of capital investment in the northeast Alberta area, cumulative cash flow from these properties has exceeded the amounts invested and excess cash flow has been used in conjunction with bank financing to fund the exploration and development in PRL’s other core areas. For these reasons, no amount of the debt, or associated interest costs, have been allocated to the Northeast Alberta Properties.

     PRL periodically uses derivative financial instrument contracts to manage its exposure to petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rate fluctuations. Hedging activities are considered to be a corporate activity, and are not designated to particular properties. For purposes of these financial statements, gains and losses resulting from the hedging of natural gas prices and Canadian/US dollar exchange rate fluctuations have been allocated for each period on a pro rata basis using applicable cash flows of the Northeast Alberta Properties as a proportion of the aggregate cash flows of PRL. Deferred gains or losses as at the balance sheet dates, such as amounts resulting from the early termination of hedging instruments, have been allocated on a pro rata basis using expected future production of the Northeast Alberta Properties as a proportion of the aggregate expected future production of PRL. Gains or losses applicable to hedging of interest rate hedges have been excluded from these financial statements.

     PRL conducted all of its Canadian activities through one entity for the periods covered by these financial statements. Accordingly, the income tax balances for the costs of acquiring, exploring for and developing the Northeast Alberta Properties, and the costs of associated tangible equipment, are commingled with those of PRL’s other areas. In recent years, while much of the taxable income of PRL before claims of capital costs was from the Northeast Alberta Properties, the majority of the capital expenditures were in other areas. As a result, the capital costs of other areas will have been used to eliminate or reduce taxable income from all areas, including that derived from the Northeast Alberta Properties. For purposes of these financial statements, the amount of future income taxes of PRL has been allocated to the Northeast Alberta Properties on a pro rata basis using the “equity” of the Northeast Alberta Properties as a proportion of the retained earnings of PRL as a whole.

Presentation of Financial Position

     The costs of petroleum and natural gas properties, the associated accumulated depletion and depreciation, and the provision for future site restoration and abandonment costs have been accumulated in the accounting records on an area by area basis. The amounts included in these financial statements have been derived directly from the accounting records of PRL.

     For accounts receivable and accounts payable and accrued liabilities, the amounts included in the ledgers of PRL have been attributed to the respective core areas or corporate activity on the basis of the nature of the balance or the identity of the counter party. For certain amounts such as when a supplier provides services for several core areas, the amounts have been allocated on the basis of the activity levels during the months preceding the period end.

     Cash, short-term investments and bank loans are considered to be a corporate activity of PRL and have been excluded from these financial statements. For purposes of these financial statements, the activities of the Northeast Alberta Properties are considered to have been financed by advances from the corporate treasury group and retained earnings, net of accumulated repayment of cash flows from operating activities. As the cumulative cash flows from operations of the Northeast Alberta Properties, and repaid to the corporate treasury function, are in excess of the associated investments, no amount has been recorded for interest expense in these financial statements.

Paramount Resources Ltd. – Northeast Alberta Properties
Notes to Financial Statements
(Cdn$000 except as noted)

Presentation of Statement of Cash Flows

     As discussed above, the cash balances of PRL are maintained on a centralized basis and considered to be a corporate activity and excluded from these financial statements. For purposes of the presentation of the statement of cash flows, cash and disbursements are deemed to be transferred to or from the corporate account concurrent with the respective inflow or outflow of cash.

2.	Summary of Significant Accounting Policies

General

     These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles, which in the case of these financial statements, differ in certain respects from those in the United States. These differences are described in note 6.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Estimates are used for, but not limited to, volumes of recoverable petroleum and natural gas reserves and future site restoration and abandonment costs. Actual results could differ from those estimates.

Petroleum and Natural Gas Producing Properties

     PRL follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PRL capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

     Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

     The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test. Any impairment loss is the difference between the carrying value of the asset and its recoverable amount (undiscounted). The carrying values of capital assets, including the costs of acquiring proven and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

     Certain of the exploration development and production activities related to the Northeast Alberta Properties are conducted jointly with others. These financial statements reflect only PRL’s proportional interest in such activities.

Paramount Resources Ltd. – Northeast Alberta Properties
Notes to Financial Statements
(Cdn$000 except as noted)

Revenue Recognition

     Revenue from the sale of petroleum and natural gas is recorded at the time that the product is produced and sold using the entitlement method. Natural gas is produced in a substantially marketable state and is sold to purchasers immediately at or near the point of production.

Future Site Restoration and Abandonment Costs

     Estimated future site restoration and abandonment costs are provided for using the unit of production method. This estimate, net of expected recoveries, includes the cost of the equipment removal and environmental cleanup based upon current regulations and economic circumstances at year end. Actual site restoration costs are deducted from the provision in the year incurred. The total estimated future liability (undiscounted) for the dismantlement, restoration and abandonment of the wells and facilities comprising the Northeast Alberta Properties is approximately $20 million

Financial Instruments

     PRL utilizes derivative financial instrument contracts to manage its exposure to petroleum and natural gas prices and the Canadian/US dollar exchange rate. Gains or losses from foreign exchange and commodity hedge contracts, including amounts realized on the early termination of the contracts, are recognized in the same period as the related production revenue. The fair values of these contracts are not reflected in the financial statements.

Paramount Resources Ltd. – Northeast Alberta Properties
Notes to Financial Statements
(Cdn$000 except as noted)

3.	Acquisition of Northeast Alberta Properties by Paramount Energy Trust

     In accordance with a series of agreements, a trust beneficially owned by PET acquired , in February and March of 2003, in most of PRL’s remaining properties in its northeast Alberta core area (the “PET Assets”). PRL’s properties in its northeast Alberta core area that are not being transferred to PET are referred to as the “Excluded Assets” for purposes of these financial statements.

     The revenues (excluding gains or losses on hedging), royalties and operating expenses of each of the groups of properties are as follows:

	PET	Excluded	Northeast
Year Ended December 31, 2002	Assets	Assets	Alberta Total

Revenue
Petroleum and natural gas sales	$123,739	$2,356	$126,095
Royalties	(21,886)	(602)	(22,488)

	101,853	1,754	103,607
Operating Expenses	30,265	422	30,687

	$71,588	$1,332	$72,920

	PET	Excluded	Northeast
Year Ended December 31, 2001	Assets	Assets	Alberta Total

Revenue
Petroleum and natural gas sales	$228,283	$7,358	$235,641
Royalties	(45,761)	(1,558)	(47,319)

	182,522	5,800	188,322
Operating Expenses	32,870	1,085	33,955

	$149,652	$4,715	$154,367

	PET	Excluded	Northeast
Year Ended December 31, 2000	Assets	Assets	Alberta Total

Revenue
Petroleum and natural gas sales	$182,727	$13,200	$195,927
Royalties	(35,191)	(3,602)	(38,793)

	147,536	9,598	157,134
Operating Expenses	24,146	1,195	25,341

	$123,390	$8,403	$131,793

4.	Surmount Compensation

     During 2000, the Alberta Energy and Utilities Board (the “AEUB”) issued a decision regarding the Surmont natural gas bitumen co-production issue. The Surmont property is in northeast Alberta, was not acquired by PET and is one of the Excluded Assets. As a result of this decision, the AEUB ordered the shut-in of approximately 22 mmcf/d of PRL’s production. On February 28, 2002 PRL and other Surmont gas producers entered into a Memorandum of Understanding with the Province of Alberta effective May 1, 2000. The Memorandum provided for compensation of approximately $85 million to be paid to PRL and the other Surmont producers by the Alberta Crown, as well as granting to the Province of Alberta an 11% gross overriding royalty encompassing certain wells, land and leases affected by the shut-in order of May 1, 2000.

Paramount Resources Ltd. – Northeast Alberta Properties
Notes to Financial Statements
(Cdn$000 except as noted)

     In June 2002, PRL received approximately $46.4 million from the Province of Alberta as compensation for its proportionate share of the settlement. The cash settlement, net of the book value of wells, lands and leases in the affected area of $9.1 million, has been recorded as a gain of $37.3 million in net earnings in the current period.

5.	Financial Instruments

     For purposes of these financial statements, gains and losses resulting from the hedging of natural gas prices and Canadian/US dollar exchange rate fluctuations have been allocated for each period on a pro rata basis using applicable cash flows of the Northeast Alberta Properties as a proportion of the aggregate cash flows of PRL. Deferred gains or losses as at the balance sheet dates, such as amounts resulting from the early termination of hedging instruments, have been allocated on a pro rata basis using expected future production of the Northeast Alberta Properties as a proportion of the aggregate expected future production of PRL. Gains or losses applicable to hedging of interest rates have been excluded from these financial statements.

(a)	December 31, 2002

(i)	Foreign Exchange Hedges

     PRL had entered into currency index swap transactions, fixing the exchange rate on receipts of $US 40.9 million for $Cdn 58.6 million over the next three years at $Cdn 1.4322. The $US/$Cdn closing exchange rate was 1.5776 as at December 31, 2002 (2001 – 1.5928).

     At December 31, 2002, the estimated fair value based on PRL’s assessment of available market information was a loss of $6.0 million (2001 – loss of $4.6 million).

(ii)	Natural Gas Commodity Price Hedges

     PRL had entered into financial forward sales arrangements as follows:

	Price		Term

AECO
10,000 GJ/d		$5.46	November 30, 2002 – October 31, 2003
20,000 GJ/d		$5.06	November 30, 2002 – October 31, 2003
20,000 GJ/d		$5.25	November 30, 2002 – October 31, 2003
NYMEX
20 mmcf/d	$	US 3.83	November 1, 2002 – October 31, 2003
20 mmcf/d	$	US 3.90	November 1, 2002 – October 31, 2003
10 mmcf/d	$	US 4.10	November 1, 2002 – October 31, 2003

     The pre-tax unrealized loss on these financial contracts at December 31, 2002 totalled $28.7 million.

     PRL periodically settles outstanding commodity hedging contracts. Cash proceeds or payments on settlement are included in deferred revenue or deferred hedging losses and amortized over the life of the initial hedging contract.

Paramount Resources Ltd. – Northeast Alberta Properties
Notes to Financial Statements
(Cdn$000 except as noted)

(b)	Fair Value of Financial Assets and Liabilities

     Fair values of derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to PRL.

6.	Accounting Principles Generally Accepted in the United States

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“US GAAP”). Significant differences between Canadian and US GAAP are as follows:

		Year ended December 31,
		2002	2001	2000

Net earnings - Canadian GAAP		$39,761	$67,914	$51,825
Derivative financial instruments	b	(7,780)	4,929	—
Future Income Taxes	b	3,112	(1,972)	—

Net earnings - US GAAP		$35,093	$70,871	$51,825

Balance Sheet

	2002		2001
	Cdn GAAP	US GAAP	Cdn GAAP	US GAAP

Deferred Hedging Loss	$—	$—	$8,003	$—
Accounts Receivable	16,444	16,444	11,148	23,468
Accounts Payable	(22,094)	(32,157)	(12,054)	(12,054)
Deferred Revenue	(2,283)	—	(612)	—
Future Income Taxes	(133,616)	(132,476)	(109,785)	(111,757)
Investment by PRL	$(113,952)	$(107,312)	$(200,982)	$(203,939)

a)	Property, Plant and Equipment

Under both US and Canadian GAAP, property plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated future cash flows. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its net recoverable amount (undiscounted). These differences in the determination of the amount of impairment did not result in any differences in the periods covered by these financial statements.

Paramount Resources Ltd. – Northeast Alberta Properties
Notes to Financial Statements
(Cdn$000 except as noted)

b)	Accounting for Derivative Financial Instruments

Under U.S. GAAP, PRL is required commencing January 1, 2001 to account for derivative instruments and hedging activities in accordance with FAS 133 which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with equal or lesser amounts of changes in the fair value of the hedge item.

For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in earnings. Any portion of the change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in earnings each period.

As PRL did not contemplate the preparation of US GAAP financial statements at the time the derivative instruments were entered into, and the required hedge accounting documentation was not prepared, the derivatives entered into by PRL did not qualify as hedges for US GAAP purposes. Accordingly, the gains and losses, including unrealized amounts, have been included in income as they arise.

c)	Impairment or Disposal of Long-term Assets

In August 2001, the FASB issued Statement No. 144 “Accounting for the Impairment or Disposal of Long-term assets” (“FAS 144”), which address the financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supersedes but retains the basic principle of Statement No 121 for the impairment of assets to be held and used. Assets to be disposed of through abandonment or an exchange for similar productive assets will be classified as held for use until they cease to be used. FAS 144 established criteria that must be met in order to classify an asset or group as held for sale. Assets classified as held for sale will be measured at the lower of their carrying amount or fair value less cost to sell, and depreciation will cease when the asset or group is classified as held for sale. The changes resulting from the adoption of the FAS 144 did not have any impact on the results of the impairment test as described in a) above.

FAS 144 broadens the definition of disposals to be presented as discontinued operations to include components of an entity that comprise operating cash flows that can clearly be distinguished, operationally and for financial reporting purposes from the rest of the entity. While FAS 144 may result in differences in future periods, it does not have any impact on these financial statements.

d)	Other Comprehensive Income

Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net income.

Paramount Resources Ltd. – Northeast Alberta Properties
Notes to Financial Statements
(Cdn$000 except as noted)

e)	Statement of Cash Flows

There are no differences between Canadian and US GAAP as they apply to statements of cash flows.

f)	Known But Not Yet Adopted Changes in Accounting Principles

(i)	Future Removal and Site Restoration

Beginning on January 1, 2003, companies will be required to adopt FASB Statement No. 143 “Accounting for Asset Retirement Obligations” (“FAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible assets. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. As at the date of adoption of January 1, 2003 the amount to be recorded as the fair value of the liability has been estimated at $10 million representing the discounted value of the total estimated future liability for the dismantlement, restoration and abandonment of wells and facilities comprising the Northeast Alberta Properties of approximately $20 million.

7.	Subsequent Events

     On June 3, 2003 the AEUB released General Bulletin 2003-16 (“GB 2003-16”), announcing a proposed change in policy respecting gas production from the Wabiskaw and McMurray Formations in the AEUB-defined Athabasca Oil Sands Area. GB 2003-16 provides a description of the policy it proposes to implement, outlines a deadline for written submissions of June 26, 2003 with respect to the proposed policy and provides notification of a two day consultation meeting with interested parties beginning July 3, 2003, at which time the Trust will be afforded 45 minutes to speak to its own submissions and those of other interested parties. PET intends to make submissions as outlined in GB 2003-16. Following these additional consultation steps and consideration of any evidence put forward, the AEUB will issue its new policy.

     The proposed policy contemplates the shut-in of all Wabiskaw-McMurray gas production, without benefit of public hearing, within a 5.5 million acre area in Northeastern Alberta. The Trust is at risk of having up to a net 44 MMcf/d of natural gas production affected, representing up to approximately 50 percent of its current production, following a proposed shut-in on August 1, 2003.

     According to the proposed policy, after the shut-in has been implemented the AEUB intends to complete a detailed review of shut-in gas production to determine what, if any, gas should be allowed to re-commence production. GB 2003-16 also announces the immediate implementation of a reduced Wabiskaw and McMurray gas production application area. The effect of this change is that any outstanding gas production applications outside the amended application area will be closed and returned to the applicant. This allowed for the commencement of an additional four MMcf/d of production net to PET in the Ells and Legend East fields in June 2003. In addition, new applications for gas production will only be required within the new application area or where wells encounter Wabiskaw-McMurray gas pools which overlap the application area boundary.

Paramount Resources Ltd. – Northeast Alberta Properties
Notes to Financial Statements
(Cdn$000 except as noted)

     At this time the ultimate policy resulting from GB 2003-16 is uncertain. We cannot at this time accurately estimate the amount of production which may be shut-in, if any, and for what duration. We also cannot ensure that PET will be able to negotiate adequate compensation for having to shut-in any such production. This could have a material adverse effect on the amount of income available for distribution to our Unitholders however due to the uncertainty of possible outcomes no adjustments, including writedown of petroleum and natural gas assets, have been made to these financial statements.